

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Sanet Kritzinger
Manager
Slingshot USA LLC
1209 Orange Street
Wilmington, Delaware 19801

      Re: Slingshot USA LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 2
          Filed November 21, 2023
          File No. 024-11995

Dear Sanet Kritzinger:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-qualification Amendment No. 2

General

1. Please revise the post-qualification amendment to include all of the information required by Form 1-A. In this regard, we note that you have not provided the required information or incorporated by reference the required information as permitted by General Instruction III of Form 1-A. Please revise as applicable.

2. Please file an updated auditor's consent in connection with your audited financial statements. Refer to Paragraph 11 of Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Blake Tengberg